September 22, 2010

Securities and Exchange Commission
Attn: Filing Desk, Stop 1-4
450 Fifth Street, N.W
Washington, DC 20549

RE:  Rule 17f-2
     BlackRock Liquidity Funds
     Registration No. 811-02354, CIK No. 0000097098

Ladies and Gentlemen:

On behalf of our client, BLACKROCK LIQUIDITY FUNDS, we are filing electronically one copy of the EDGARized version of our examination report dated September 22, 2010, submitted pursuant to the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2009.

Yours truly,


/s/ Rob Lauck

Rob Lauck
Partner

Enclosure

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of BlackRock Liquidity Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Rule 17f-2 Under the Investment Company Act of 1940, that the BlackRock FedFund and BlackRock TempFund (collectively, the "Funds"), two of the ten series comprising the BlackRock Liquidity Funds ("BLF"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2009, and from July 31, 2009 (the date of our last examination) through September 30, 2009. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2009, and with respect to agreement of security purchases and sales, for the period from July 31, 2009 (the date of the last examination) through September 30, 2009:

     - Confirmation of all securities held by institutions in book entry form for the account of PNC Bank, on behalf of PFPC Trust Company (the "Custodian" of the Funds), by The Depository Trust Company and The Federal Reserve Bank of Boston;

     - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

     - Reconciliation of all such securities to the books and records of the Funds and the Custodian;

     - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

     - Agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Funds to trade authorizations provided by the Funds' accounting service provider.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

The Funds are subject to the requirements under Rule 17f-2 of the Act in order to comply with an exemptive order from the Securities and Exchange Commission.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2009, and from July 31, 2009 (the date of our last examination) through September 30, 2009, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of BLF and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
September 22, 2010

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH RULE 17F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the BlackRock FedFund and BlackRock TempFund (collectively, the "Funds"), two of the ten series comprising the BlackRock Liquidity Funds, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2009, and from July 31, 2009 (the date of the last examination) through September 30, 2009.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 2009, and from July 31, 2009 (the date of the last examination), through September 30, 2009, with respect to securities reflected in the investment account of the Funds.


/s/ Anne Ackerley
-------------------------------------
Anne Ackerley, President


/s/ Neal Andrews
-------------------------------------
Neal Andrews, Chief Financial Officer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:               Date examination completed:

811-02354                                            SEPTEMBER 22, 2010

2. State identification Number:

   AL     AK     AZ     AR              CA     CO
   CT     DE     DC     FL              GA     HI
   ID     IL     IN     IA              KS     KY
   LA     ME     MD     MA              MI     MN
   MS     MO     MT     NE              NV     NH
   NJ     NM     NY     NC              ND     OH
   OK     OR     PA     RI              SC     SD
   TN     TX     UT     VT              VA     WA
   WV     WI     WY     PUERTO RICO

   Other (specify):

3. Exact name of investment company as specified in registration statement:

BLACKROCK LIQUIDITY FUNDS

4. Address of principal executive officer (number, street, city, state, zip code):

   100 Bellevue Parkway, Wilmington, DE 19809